Exhibit 99.15

PRESS RELEASE

France: TotalEnergies Demobilizes Its Floating LNG Terminal in

Le Havre

Paris, November 25, 2025 – In 2022, when Europe faced a major energy crisis due to a sharp decline in gas imports from Russia, France had to increase its imports of liquefied natural gas (LNG) to ensure its own energy security and contribute to that of Europe. To this end, and at the request of the authorities, TotalEnergies provided France, at its own expense and without any public subsidies, with a LNG floating storage and regasification unit (FSRU) in the port of Le Havre.

This terminal acted as a “safety net,” with its additional gas import capacity proving potentially very useful in the event of significant consumption peaks caused by winter weather conditions or geopolitical tensions. In doing so, TotalEnergies made a full contribution to the country’s energy sovereignty in a highly tense and uncertain context.

Now that gas supply conditions in France and Europe have stabilized, the Company notes that the floating LNG terminal in Le Havre is no longer necessary, as evidenced by its lack of use and as observed by the Rouen Administrative Court in its decision of October 16, 2025.

In this context, TotalEnergies has decided to demobilize its LNG FSRU in Le Havre.

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 40 Mt/y in 2024 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).